Via Facsimile and U.S. Mail
Mail Stop 6010

September 19, 2008

Yanbiao Bai
Chief Executive Officer
Cybrdi, Inc.
No 29 Chang'An South Road
Xi'an Shaanxi P.R. China 710061

Re: **Cybrdi, Inc.**
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 1, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 15, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 19, 2008
File Number: 000-09081

Dear Mr. Bai:

   We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In comment two, we ask you to provide us with information so we may better understand your disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2007

<u>Item 9B. Controls and Procedures, page 18</u>

1.   Although you appear to provide your report on your internal control over financial reporting under Item 308T of Regulation S-B, you do not appear to disclose your assessment of disclosure controls and procedures under Item 307 of Regulation S-

B. Please amend your filing to provide your assessment of the effectiveness of your disclosure controls and procedures. In addition, please consider whether your failure to disclose your conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2007 impacts your conclusions regarding their effectiveness.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that your auditors are located in New Jersey. It appears that the majority of the assets and revenues of Cybrdi, Inc. and Subsidiary relate to operations located in China. Please have your auditors tell us how the audit of the operations in China, including the associated assets, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China. Explain how the audit and observation of inventories was performed at December 31, 2007.

Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008

Exhibits 31.1 and 31.2

3.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

* * * *

As appropriate, please amend your Form 10-K for the year ended December 31, 2007 and Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant